SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.  20549

                                     SCHEDULE 13G
                                    Amendment No. 1

                       Under the Securities Exchange Act of 1934

                             Merge Technologies Incorporated
                                    (Name of Issuer)

                        Common Stock, Par Value $0.01 per share
                             (Title of Class of Securities)

                                      589981 10 9
                                    (CUSIP Number)

                                   December 31, 2002
                (Date of Event Which Requires Filing of This Statement)

	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
		[   ]	Rule 13d-1(b)
		[   ]	Rule 13d-1(c)
		[ X ]	Rule 13d-1(d)


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CUSIP NO.:	589981 10 9

--------------------------------------------------------------------------------

1.	Name(s) of Reporting Persons Social Security or Internal Revenue
	Service Identification Nos. of Above Persons

	Harvey L. Poppel, individually and as General Partner of Poptech, L.P. Emily A. Poppel
--------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
	(a)	Not Applicable
	(b)	[    ]
--------------------------------------------------------------------------------

3.	SEC Use Only
--------------------------------------------------------------------------------

4.	Citizenship or Place of Organization			U. S. A.
--------------------------------------------------------------------------------

Number of	5)	Sole Voting Power	Harvey L. Poppel      1,064,448(1)
Shares						Emily A. Poppel		 11,300
Beneficially		--------------------------------------------------------
Owned		6)	Shared Voting Power		      		 80,300
by Each			--------------------------------------------------------
Reporting	7)	Sole Dispositive Power	Harvey L. Poppel      1,064,448(1)
Person With					Emily A. Poppel		 11,300
			--------------------------------------------------------
		8)	Shared Dispositive Power	      		 80,300


--------------------------------------------------------------------------------

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

			Harvey L. Poppel		 	 1,064,448(1)(2)
			Emily A. Poppel				    91,600(3)
--------------------------------------------------------------------------------

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]
--------------------------------------------------------------------------------

11.	Percent of Class Represented by Amount in Row (9)		  11.34%
--------------------------------------------------------------------------------

12.	Type of Reporting Person					     IN
--------------------------------------------------------------------------------

	(1)Includes 588,236 shares of Common Stock registered to Poptech, L. P., of which Harvey L. Poppel is the General Partner.
	(2)Includes 80,300 shares held jointly with Emily A. Poppel.
	(3)Includes 80,300 shares held jointly with Harvey L. Poppel.

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ITEM 1(a)	NAME OF ISSUER:

		Merge Technologies Incorporated

ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

		1126 South 70th Street
		Suite S 107 B
		Milwaukee, Wisconsin 53214-3151

ITEM 2(a)	NAME OF PERSON FILING:

		Harvey L. Poppel

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

		1391 Sixth Street
		Sarasota, Floridaa  34236

ITEM 2(c)	CITIZENSHIP:

		U. S. A.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

		Common Stock, Par Value $0.01 per share

ITEM 2(e)	CUSIP NUMBER:

		589981 10 9

ITEM 3.		IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
		OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

		(a)	[   ]	Broker or dealer registered under section 15 of
				the Act
		(b)	[   ]	Bank as defined in section 3(a)(6) of the Act
		(c)	[   ]	Insurance company as defined in section 3(a)(19)
				of the Act
		(d)	[   ]	Investment company registered under section 8
				of the Investment Company Act
		(e)	[   ]	An investment adviser registered under section
				203 of the Investment Advisers Act of 1940
		(f)	[   ]	An employee benefit plan or endowment fund in
				accordance with section 240.13d-1(b(1)(ii)(F)
		(g)	[   ]	A parent holding company, in accordance with
				section 240.13d-1(b)(ii)(G)
		(h)	[   ]	A savings association as defined in section 3(b)
				of the Federal Deposit Insurance Act
		(i)	[   ]	A church plan that is excluded from the
				definition of an investment company under
				section 3(c)(14) of the Investment Company Act
				of 1940
		(j)	[   ]	Group, in accordance with section 240.13d-1(b)
				(1)(ii)(J)


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ITEM 4.		OWNERSHIP

		(a)	Amount Beneficially Owned:
			Harvey L. Poppel		  	1,064,448(1)(2)
			Emily A. Poppel			     	   91,600(3)

		(b)	Percent of Class:		            11.34%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote

				Harvey L. Poppel	 	1,064,448(1)
				Emily A. Poppel	 	 	   11,300

			(ii)	shared power to vote or to
				direct the vote		    	   80,300

			(iii)	sole power to dispose or to direct the
				  disposition of

				Harvey L. Poppel	   	1,064,448(1)
				Emily Poppel	    	     	   11,300

			(iv)	shared power to dispose or to
				direct the disposition of   	   80,300

	(1)Includes 588,236 shares of Common Stock registered to Poptech,
	   L. P., of which Harvey L. Poppel is the General Partner.
	(2)Includes 80,300 shares held jointly with Emily A. Poppel.
	(3)Includes 80,300 shares held jointly with Harvey L. Poppel.


ITEM 5.		OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

		If this statement is being filed to report the fact that
		as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class
		of securities, check the following  [   ].

ITEM 6.		OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

		Not applicable

ITEM 7.		IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SsECURITY BEING REPORTED ON BY THE PARENT
		HOLDING COMPANY

		Not applicable

ITEM 8.		IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

		Not applicable

ITEM 9.		NOTICE OF DISSOLUTION OF GROUP

		Not applicable


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Item 10.	CERTIFICATION

				    SIGNATURE
				   -----------

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 14, 2003


Signature:


/s/ Harvey L. Poppel
-------------------------
Harvey L. Poppel



/s/ Emily A. Poppel
-------------------------
Emily A. Poppel



POPTECH, L.P.


By:	/s/ Harvey L. Poppel
	----------------------
	Harvey L. Poppel
	General Manager


<PAGE 5>


AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

	In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Merge Technologies Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

	This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons purchase to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.


Date:	February 14, 2003


Signature:


/s/ Harvey L. Poppel
----------------------
Harvey L. Poppel



/s/ Emily A. Poppel
----------------------
Emily A. Poppel



POPTECH, L. P.



By:	/s/ Harvey L. Poppel
	----------------------
	Harvey L. Poppel
	General Manager


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